UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Appoints Andy Bird, CBE as Chief Executive

LONDON - 24 August 2020: Pearson plc today announces the prospective appointment of Andy Bird as its new Chief Executive, starting on 19th October, 2020. It is intended that John Fallon will continue as Chief Executive until that date, when he will step down from the Board and remain as an advisor until the end of the year. Andy is currently a Non-Executive Director at Pearson plc and was appointed to the Board on 1st May, 2020.

Andy has had a distinguished career spanning 35 years in the media industry. Most recently he worked for The Walt Disney Company, as Chairman of Walt Disney International, responsible for the company's businesses outside of the US. After joining in 2004, he led a major expansion of Walt Disney International, transforming the organisation into a digital-first business focused on the diverse needs of consumers around the world.

Andy was at the forefront of digital change at Disney, transforming its route-to-market, product portfolio, and consumer insight available to the business. He was at the root of Disney's development of its direct-to-consumer strategy, marketing the company's content as a service directly to the end user, which has become a key growth driver for the company.

Sidney Taurel, Chair of Pearson, said: "We are delighted to have secured someone of Andy's calibre, after an extensive search and selection process. Andy brings a wealth of international consumer experience, as well as significant expertise in building brands, transformational change and driving digital innovation. He is an inspirational and dynamic leader with an excellent track record of growth.

"Because of his experience and skills, he is extremely well placed to continue the transformation of Pearson, leading it to a new era of growth and enhancing value for all our shareholders. The Board and I congratulate Andy on his appointment and look forward to working with him.

"I would like to thank John for his outstanding contribution spanning over two decades with Pearson. During his tenure as Chief Executive, John has significantly simplified, modernised and re-shaped Pearson, building a digital education company that is focused on experience, outcomes and affordability. This is underpinned by a stronger balance sheet which leaves us well placed to capture the long-term growth opportunities in a rapidly changing and increasingly digital education market. I would like to thank him personally, and on behalf of the Board, for his commitment to Pearson and we wish him the very best for the future."

Andy Bird said: "I am delighted to have the opportunity to be joining Pearson as the next Chief Executive at an exciting time for the company. Since joining the Board earlier this year I have quickly come to see the enormous potential across the company's businesses, the strength and dedication of the people who work here, and the great opportunities that exist for Pearson to become a digital first learning company.

"I believe we have exciting prospects ahead and I look forward to playing my part in shaping the future of the company, with the leadership team, to unlock our full potential and achieve sustainable growth for all our stakeholders."

Prior to The Walt Disney Company, Andy held a number of senior positions at AOL Time Warner, and spent the earlier part of his career in a variety of roles at Piccadilly Radio and Virgin Broadcasting Company, among others.

In order to secure the appointment of a high-quality candidate, the Board has, having consulted with a small number of Pearson's largest shareholders, approved a remuneration package which it is satisfied will promote the long-term success of Pearson and support the creation of long-term shareholder value.

The package includes a co-investment award, recognising a significant personal investment in Pearson shares that Andy has committed to make, along with salary, bonus, allowance in lieu of pension and long-term incentive awards. Further details can be found at the end of this announcement.

The co-investment award is outside Pearson's remuneration policy approved by shareholders at its Annual General Meeting in 2020 and requires separate approval by shareholders. A specially convened general meeting will take place to obtain such approval, details of which will be announced in due course. The appointment of Andy as Chief Executive is conditional upon that approval.

There is no further information to be declared in accordance with LR 9.6.13.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

- ENDS -

Remuneration package
The principal elements of Andy's remuneration are as follows:
●     An annual base salary of $1.25 million, fixed until at least 2023;
●     An annual cash allowance of 16% of base salary in lieu of pension;
●     Participation in Pearson's Annual Incentive Plan from 1 January 2021, with a maximum annual opportunity of 200% of base salary and a target bonus equal to 50% of the maximum opportunity;
●     From 2021, participation in the Pearson Long Term Incentive Plan with an annual face value of 300% of base salary;
●     A one-off co-investment opportunity under which Andy will purchase by 31 December 2020 Pearson shares at an aggregate cost to him equal to 300% of base salary (being $3.75 million), in consideration for which Andy would be granted a co-investment award of 1,208,861 Pearson shares (such shares having an aggregate value equal to 750% of base salary based on the five trading day average share price prior to this announcement). The co-investment award will vest in three equal tranches as soon as practicable following 31 December 2021, 31 December 2022 and 31 December 2023 respectively and will be subject to performance underpins and continued employment as at each vesting date. Shares that vest (as well as those shares purchased by Andy) will be subject to a holding period until 31 December 2023;
●    A contribution towards the rental costs of an apartment in New York to be used for business purposes.

Andy will continue to be subject to the ongoing shareholding policy that requires him to hold Pearson shares with a market value of 300% of salary.

The remuneration arrangements in relation to John Fallon's departure from Pearson will be disclosed on Pearson's website at the appropriate time.

Contacts
Investor Relations	Jo Russell Anjali Kotak Teddy Symington	+44 (0) 7785 451 266 +44 (0) 7940 490 442 +44 (0) 7443 354 088
UK Media US Media	Tom Steiner Gemma Terry Scott Overland	+44 (0) 7787 415 891 +44 (0) 7841 363 216 +1 202 527 2975
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 August 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary